Exhibit 99.1

Joint Filer Information

Name of Joint Filer: Leonard A. Lauder

Address of Joint Filer: c/o The Estee Lauder Companies Inc.

   767 Fifth Avenue

   New York, NY  10153

Relationship of Joint Filer to Issuer: Director, Officer (Chairman Emeritus) and 10% Owner

Issuer Name and Ticker or Trading Symbol: The Estee Lauder Companies Inc. [EL]

Date of Earliest Transaction Required

to be Reported (Month/Day/Year): 11/3/2010

Designated Filer: Evelyn H. Lauder